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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending April 30, 2003

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                        No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

LIST OF DOCUMENTS

1.
Press release issued by Cambior Inc. on April 9, 2003, reporting that Cambior intersects semi-massive sulfide zones on the Westwood Project, East of the Doyon Mine;

2.
Press release issued by Cambior Inc. on April 14, 2003, announcing a temporary shutdown at Omai;

3.
Press release issued by Cambior Inc. on April 14, 2003 reporting Cambior's first quarter 2003 production results and the resumption of full operations at Doyon; and

4.
Press release issued by Cambior Inc. on April 17, 2003, reporting that Omai resumes operations.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 9, 2003

CAMBIOR INTERSECTS SEMI-MASSIVE SULFIDE ZONES
ON THE WESTWOOD PROJECT, EAST OF THE DOYON MINE

Cambior Inc. is pleased to announce the results since from the exploration drilling program undertaken since November 2002 on the Westwood project, located two kilometers to the east of the Doyon mine and within the prolific Cadillac mining camp in northwestern Québec. Work primarily includes the completion of one diamond drill hole, which reached a linear depth of 2,230 meters. The work was part of a major strategic exploration plan that began in 2001 and which will total $20 million over five years.

Drill hole 1158-02 commenced near the end of November 2002 and reached its current depth on April 4, 2003. It intersected a sequence of volcanic rocks which form the southern portion of the Blake River Group, more precisely the stratigraphic Bousquet Formation. This geological formation includes the majority of the known gold and base metal mineralizations of the Doyon-Bousquet-LaRonde camp, which has produced or has in reserves more than 20 millions ounces of gold.

Two mineralized sectors have been intersected by drill hole 1158-02 to date. The first sector was intersected between a depth of 1,697 and 1,723 meters (1,425 meters of vertical depth) and was found to be the general extension of the mineralized horizon of Zones 1 and 2 of the Doyon mine. It is also located in the general west-dipping trend of an intersection obtained during the previous drilling campaign conducted in 1990 (drill hole 1017-90, 5.7 g Au/t over 5.5 meters). The sector is comprised of an intermediary tuff that is locally strongly sericitized and mineralized in disseminated sulfides. Several fine quartz veinlets have been observed with occasionally visible gold.

The second mineralized sector is comprised within the Westwood mineralized horizon and was intersected between a depth of 1,872 and 1,918 meters (1,500 meters of vertical depth). The mineralization is composed of multiple veinlets and centimetric bands of semi-massive pyrite and chalcopyrite. The surrounding rock is a strongly altered dacitic unit. The dacite constitutes the stratigraphic horizon host of the other sulfide zones known in the area, including the second zone intersected by the 1990 drill hole (hole 1017-90, 4.1 g Au/t over 5 meters). Nearly all of the samples taken from the 46 meters of the Westwood horizon in hole 1158-02 had a grade of higher than 0.5 g Au/t. The significance of the mineralized system and the associated alteration is typical of certain lenses of semi-massive sulfides or fringe facies of massive sulfide lenses found at the Bousquet and LaRonde mines.

The most significant results include:

  •
  39.3 g Au/t over 0.6 meters and 11.8 g Au/t and 0.24% Cu over 3.5 meters in the extension of the stratigraphic horizon containing Zones 1 and 2 of Doyon;

  •
  4.2 g Au/t and 0.14% Cu over 9.5 meters, including 6.0 g Au/t and 0.09% Cu over 4.0 meters in the northern portion of the mineralized Westwood horizon; and

  •
  3.4 g Au/t and 0.38% Cu over 15.2 meters, including 5.5 g Au/t and 0.58% Cu over 5.2 meters in the southern portion of the mineralized Westwood horizon;

The detailed drilling results, as well as a geological map of the area and a longitudinal section are attached to this press release.

Work was suspended for a few days awaiting the detailed interpretation of the geophysical survey completed in the drill hole (Pulse-EM was used to determine the position of the conductive sulfide lenses). During the second quarter of 2003, Cambior expects to undertake one or several secondary deviations ("wedge") starting from the main hole. The southern portion of the Doyon property generally indicates a favourable geological context for volcanogenic sulfide deposits and exploration work will be continued during the year.

Louis P. Gignac, President and Chief Executive Officer, stated: "Our exploration strategy in the proximity of our operating sites, which began two years ago, has been fruitful and we are very happy with the results obtained. This drill hole is very promising since it has intercepted a semi-massive sulfide zone typical of the rich deposits located in the Doyon-Bousquet-LaRonde camp. These excellent results encourage us to aggressively continue our exploration work in the Westwood area."

The Westwood project is two kilometers east of the Doyon mine, which has been in operation since 1980. The Doyon mine has an excellent history of mineral reserve renewal. The mine life, at current mining rates, is approximately eight years. Since commercial production began, the mine has produced a total of more than 4.5 million ounces of gold.

Quality control

Follow up on the drilling program was carried out by Cambior employees, under the supervision of Ms. Marie-France Bugnon, Geologist, M.Sc. Manager, Exploration Canada. Ms. Bugnon is a qualified person (as defined by National Instrument 43-101) employed by Cambior for 6 years and with more than 23 years of experience in exploration.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé, Québec. The samples were assayed by fire-assay followed by atomic absorption or gravimetry, according to industry standards. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second independent laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

The maps mentioned in the text are attached to this press release. If you did not receive it, you can download it with this press release from the Cambior website, www.cambior.com, or you can contact us at the number indicated at the end of this release.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the identification of mineral reserves and resources, the continuing drilling program and the development plan. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, those set forth in Cambior's 2001 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-16

APPENDIX 1

CAMBIOR INC.
RESULTS OF THE 2002-03 DRILLING CAMPAIGN
WESTWOOD PROJECT — DRILL HOLE 1158-02

Interval From — To (meters)	Intersected length(1) (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Geological comments
1,676.0 - 1,676.8	0.8	3.86	4.3	0.09	0.03	12 cm chloritized band with 25% Py-Po
1,679.0 - 1,680.0	1.0	2.26	2.0	0.09	0.04	Carbonated band with 5-10% Py-Cp
1,683.8 - 1,684.5	0.7	2.97	11.5	1.14	0.14	Semi-massive 7 cm vein of Py-Cp (Po)
1,697.4 - 1,698.0	0.6	39.26	12.6	0.07		Strongly sericitized band, 20% Py + visible gold in a Qz-Py veinlet (Doyon Schist?)
1,719.0 - 1,722.5	3.5	11.83	5.8	0.24	0.06	Biotized intermediary tuff with 5-10% Py (Cp-Po)
Incl. 1,719.0 - 1,720.0	1.0	36.26	11.8	0.23		Strongly sericitized band, 10% Py
And 1,721.5 - 1,722.5	1.0	4.40	5.3	0.31	0.19	10 cm semi massive Py band with 5% Cp (Sp)
1,753.8 -1,754.5	0.7	10.96	2.4	0.13		Strongly biotized section with several semi-massive veinlet of Py-Po-Cp±Qz + visible gold
1,872.5						Northern limit of the mineralized Westwood horizon
1,877.5 - 1,887.0	9.5	4.22	6.2	0.14		Sericitic schist with 20-30% Py and 2-5% Cp
Incl. 1,883.0 - 1,887.0	4.0	6.04	9.5	0.09		Several semi-massive bands of Py-Cp, pyrophillite alteration
1,894.0 - 1,909.25	15.25	3.35	6.2	0.38		Westwood Zone (disseminations and bands of Py and Cp)
Incl. 1,904.0 - 1,909.25	5.25	5.52	9.8	0.58		Westwood Zone (multiple semi-massive veinlets of Py-Cp)
And 1,906.0 - 1,906.6	0.6	16.34	19.6	0.36		12 cm massive band of Py-Cp
1,918.1						Southern limit of mineralized Westwood horizon

NOTE: Only the results greater than 2 g Au/t have been reported

(1)
Drilling intersected the zones at steep angles, representing nearly true thicknesses.

West
East
DOYON Mine
Westwood Zones
5000m
Main pit
Zone 2
Zone 1
Warrenmac
Lens
Level 8
4500m
J zones
Sector
Diabase dyke
Level 14
Faille Bousquet
4000m
1017-90
4,1g Au/t / 5,0m
5,7g Au/t / 5,5m
Exploration
potential
Exploration
potential
Cambior
3000E
3500E
4000E
4500E
5000E
6000E
1158-02
11,8 g Au/t / 3,5m
6,0 g/t Au / 4,0m
5,5 g/t Au / 5,2m
0
250m

CAMBIOR

Detailed Longitudinal Section

Doyon Mine - Westwood Project

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 14, 2003

TEMPORARY SHUTDOWN AT OMAI

Cambior Inc. reports that operations at the Omai mine in Guyana were suspended yesterday afternoon due to a fuel shortage that occurred after protesters in the town of Linden dug a ditch in a road used by OMAI Gold Mines Limited, Cambior's Guyanese subsidiary, to truck fuel to the Omai minesite. A temporary two-day shutdown of operations also occurred on last Thursday, April 10, 2003, during which OMAI Gold Mines performed scheduled maintenance. About 600 employees were laid off yesterday.

Protests are ensuing from the failure, on March 30, 2003, of the town's power-generating plant which led to a total power outage and a shortage of water supply to the Linden community. The President of Guyana met with local authorities and community representatives last Friday, April 11, 2003 to discuss solutions to restore power to Linden, and is scheduled to meet again with them tomorrow.

OMAI Gold Mines is closely monitoring the discussions between Government officials, local authorities and community representatives, and was informed yesterday that power supply was partially restored in the community and should be fully functional by the end of this week. Production at the Omai mine should resume shortly after the cessation of the road blockade. Impact on the overall production at Omai is not expected to be material and update information will be publicly disclosed as the situation will unfold this week.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the expected timing of resumption of Omai operations and the impact on its overall production. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward-looking statements in this press-release will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-17

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 14, 2003
 All amounts are expressed in US dollars

CAMBIOR REPORTS ITS FIRST QUARTER 2003 PRODUCTION RESULTS
AND THE RESUMPTION OF FULL OPERATIONS AT DOYON

Production Highlights

For the first quarter of 2003, gold production totaled 133,900 ounces of gold, compared to 149,100 ounces of gold produced in the corresponding quarter of 2002. The decrease in gold production is due to lower production at the Omai mine, as scheduled in the mining plan, and different quarterly profiles, but similar yearly production for the other operations. For the first quarter of 2003, gold production from the Omai mine was 3% higher than expected. This excellent performance is mainly due to a higher grade and milling rate. Despite the breakdown of the production hoist at Doyon on February 28, 2003, the Canadian operations achieved their budgeted production due to higher milled grades and tonnages at the Mouska and Sleeping Giant mines.

Full Resumption of Activities at the Doyon Mine

Cambior is pleased to announce that repair work on the production hoist at the Doyon mine are now completed, two weeks earlier than had been originally anticipated when the breakdown occurred on February 28, 2003. Hoist operational tests as well as safety control tests have been successfully completed. Ore hoisting from underground at the Doyon mine began on last April 11th at normal capacity and underground operations are back at full rate.

The 125 unionized and non-unionized employees who were temporarily laid off because of the hoist breakdown have now been recalled and resumed their work. The Company would like to thank all its employees, as well as its suppliers, for their support during this period.

Due to the expediency with which the production hoist was repaired and the excellent performance of the Mouska mine, located adjacent to the Doyon mine, the shortfall of gold production for the Doyon Division will be only 2,000 ounces, half of the previously announced shortfall.

Update on the Rosebel Gold Project

During the first quarter of 2003, the Company completed the financing documentation and obtained the political risk insurance required for the Rosebel gold project. After construction and mining equipment had arrived on site early in the year, construction activities focused on the permanent camp, road access to the various project sites, surveying and clearing of the corridor for the 38-km long-transmission line, and ground leveling for the mill and plant sites. Foundations for the grinding mill and the grinding sector also progressed during the quarter. Detailed engineering is approximately 60-70% complete and substantive pieces of equipment have been purchased and are being expedited in a timely basis.

As of the end of the first quarter of 2003, a total of approximately $20 million has been spent on the development and construction of the Rosebel project and current commitments amount to $21 million. Currently 425 construction employees are working on site.

During 2003, Cambior will focus on the development of the Rosebel gold project at an estimated capital cost of $95 million. The Company is looking forward to bringing the Rosebel project into commercial production during the first quarter of 2004. It is estimated that Rosebel will produce

269,000 ounces of gold in its first year of operation at a mine operating cost of $157 per ounce, boosting Cambior's gold production to over 700,000 ounces of gold in 2004.

Outlook

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "Despite the breakdown of the production hoist at Doyon, we met our quarterly gold production due to good performance at all of our operations. For the current year, we maintain our gold production target of 522,000 ounces. The pace of the construction work at Rosebel is in line with our schedule and budget. Construction activities will continue to build up until July and activities will proceed at full rate until November, at which time the mill, pits and other facilities will be completed and ready for commissioning by the end of the fourth quarter of 2003."

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

The first quarter financial results are scheduled for release on May 9, 2003 at the Company's Annual General Meeting of Shareholders which is being held at the Marriott Château Champlain in Montréal at 11:00 am.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding construction schedule, future production targets, capital expenditures (including those of the Rosebel project) and work programs. Forward-looking statements express, as of the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to mining risks, risks associated with foreign operations, environmental risks and hazards, uncertainties as to calculation of mineral reserves, risks of delays in constructions and other risks referred to in Cambior's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-18

TABLE 1

	First Quarter
(Cambior's share)
	2003	2002
GOLD
Omai
Production (ounces)	74,400	82,000
Tonnage milled (t)	1,752,000	1,931,200
Grade milled (g Au/t)	1.47	1.42
Recovery (%)	90	93
Doyon(1)
Production (ounces)	51,800	58,100
Tonnage milled (t)
Underground mines	256,700	311,400
Low-grade stockpile	55,000	8,200

Total	311,700	319,600
Grade milled (g Au/t)
Underground mines	6.4	6.0
Low-grade stockpile	1.0	1.0

Total	5.4	5.9
Recovery (%)	95	96
Sleeping Giant (50%)
Production (ounces)	7,700	9,000
Tonnage milled (t)	20,300	28,100
Grade milled (g Au/t)	12.1	10.3
Recovery (%)	97	97
Total production (ounces of gold)	133,900	149,100

(1)
Includes the Doyon and Mouska mines.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 17, 2003

OMAI RESUMES OPERATIONS

Cambior Inc. is pleased to announce that mining activities at the Omai mine in Guyana are back to normal after the reopening of the road between the town of Linden and Brazil following intensive discussions between the Government of Guyana, major road users and the protesters. The first trucks transporting fuel and supplies took the road yesterday and all the mining activities resumed gradually. The 600 employees laid off earlier this week are gradually returning to work. Milling operations resumed at mid-day on April 16th.

Due to the excellent performance of its operations since the beginning of the year, the Company is confident that the Omai mine will meet its original 2003 gold production target of 273,000 ounces.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the targeted gold production at the Omai mine. Forward-looking statements express, as of the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, uncertainties as to calculation of mineral reserves, factors associated with fluctuations in the market price of precious metals and the risks referred to in Cambior's 2001 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: May 6, 2003	By:	/s/ MARC DAGENAIS Marc Dagenais Vice President, Legal Affairs and Corporate Secretary

QuickLinks

PRESS RELEASE—April 9, 2003
APPENDIX 1
PRESS RELEASE—April 14, 2003
PRESS RELEASE—April 14, 2003
PRESS RELEASE FOR IMMEDIATE RELEASE
PRESS RELEASE—April 17, 2003
SIGNATURES